February 21, 2014

Via E-mail

Mr. Floyd Smith

President and Chief Executive Officer

Petron Energy II, Inc.

17950 Preston Road, Suite 960

Dallas, Texas 75252

Re: Petron Energy II, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 5, 2014

File No. 333-192881

Dear Mr. Smith:

We have limited our review of your amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Notes to Consolidated Financial Statements, page F-5

Note 12-Supplemental Information on Oil & Gas (Unaudited), page F-25

1. We note your disclosure of the proved developed reserves presented on page F-27 appears to exclude those amounts attributable to the proved developed non-producing reserves disclosed in Exhibits 10.2 and 99.1 for the periods ending December 31, 2011 and December 31, 2012, respectively. Please refer to the definition of proved developed oil and gas reserves found in the Glossary under FASB ASC paragraph 932-235-20 and revise your disclosure for these periods and to the extent necessary for the beginning of the year for 2011.

2. We acknowledge your response to comment 5 in our letter dated January 10, 2014; however, we re-issue our comment in part as the explanation provided does not clearly explain the cause for the changes in your 2011 oil and gas reserves. Please expand your disclosure to clarify the reasons for the low oil production and why you removed all of your natural gas reserves. Also, please expand your disclosure to provide an explanation for the significant changes in your oil and gas reserves for the period ending December 31, 2012 due to revisions of the previous estimates and purchases.

Item 16-Exhibits and Financial Statement Schedules, page II-5

3. Please amend the description provided for Exhibit 10.2 to identify the effective date and entity who prepared the referenced “Independent Petroleum Engineer Report.”

4. Please obtain and file the consent of Forrest A. Garb & Associates, Inc. as an exhibit to the Registration Statement.

Exhibit 99.1

5. The reserve report includes information relating to probable reserves that is not disclosed in the Registration Statement. We believe the information in the reserve report should correlate with the disclosure in your filing. Therefore, please either obtain and file a revised reserve report which does not include the information relating to probable reserves, or amend the Registration Statement and Exhibit 99.1 to disclose this information in a manner that is consistent with the guidance in Item 1202(a)(2) of Regulation S-K.

6. Please expand the disclosure in the report to clarify if the costs to abandon the properties are included as part of the future capital expenditures.

7. The reserve report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised report to address the following information in order to satisfy your filing obligations.

• The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item 1202(a)(8)(i)).

• The date on which the report was completed (in addition to the effective date) (Item 1202(a)(8)(ii)).

• A statement that the assumptions, data, methods and procedures used in the preparation of the report are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

• The average realized prices by product type in addition to the initial benchmark prices prior to adjustments for differentials for the reserves included in the report as part of the primary economic assumptions (Item 1202(a)(8)(v)).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or Laura Nicholson, Attorney-Adviser, at (202) 551-3584 with any other questions.

Sincerely,

By:	/s/ H. Roger Schwall
Name: H. Roger Schwall
Title: Assistant Director